

December 29, 2014

<u>Via E-mail</u>
Mr. York A. Ragen
Chief Financial Officer
Generac Holdings Inc.
S45 W29290 Hwy. 59
Waukesha, WI

> **Re:** **Generac Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 7, 2014**
> **File No. 001-34627**

Dear Mr. Ragen,

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In this comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 1. Financial Statements

Note 8. Credit Agreements, page 12

1. We see that you record a cumulative catch-up gain of $16,014 in the quarter ended June 30, 2014, which represents the total cash interest savings over the remaining term of the loan, due to your net debt leverage ratio falling below 3:00 to 1:00. Please tell us how you accounted for the adjustable rate feature at the inception of the debt

and the basis in U.S. GAAP for recognizing the catch-up gain during 2014.   Please reference the relevant accounting literature in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Kristin Lochhead, Senior Accountant, at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief